SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                -----------------



                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF DECEMBER 2003

                              ---------------------


                                IXOS SOFTWARE AG
                              ---------------------

                              Bretonischer Ring 12

                            D-85630 Grasbrunn/Munich
                           Federal Republic of Germany
                    (Address of principal executive offices)

                              ---------------------


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                           Form 20-F _x_ Form 40-F ___

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                   Yes__ No_x_


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____


          THIS DOCUMENT IS A NON-BINDING CONVENIENCE TRANSLATION OF THE
             GERMAN REASONED OPINION PUBLISHED ON DECEMBER 2, 2003.

--------------------------------------------------------------------------------

  Mandatory announcement in accordance with Sections 27(3) sentence 1, 14(3)
            sentence 1 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Ubernahmegesetz)
--------------------------------------------------------------------------------



                                      IXOS


     Joint Reasoned Opinion (Stellungnahme) of the Management Board and the
                              Supervisory Board of


                        IXOS Software Aktiengesellschaft
                              Bretonischer Ring 12,
                        85630 Grasbrunn, Munich, Germany

                         German Securities Codes (WKN):
                              506 150 (IXOS Shares)
                     135 939 (IXOS Shares tendered for sale)
                   135 938 (IXOS Shares tendered for exchange)
                           899 027 (Open Text Shares)
             International Securities Identification Numbers (ISIN):
                           DE0005061501 (IXOS Shares)
                  DE0001359396 (IXOS Shares tendered for sale)
                DE0001359388 (IXOS Shares tendered for exchange)
                         CA6837151068 (Open Text Shares)
                    CA6837151142 (Offered Open Text options)


  pursuant to Section 27 of the German Securities Acquisition and Takeover Act
                  concerning the voluntary public takeover bid in accordance with Section 29 of the German Securities Acquisition and Takeover
                                     Act by


                              2016091 Ontario Inc.
                            185 Columbia Street West
                        Waterloo, Ontario N2L 5Z5, Canada

             to the shareholders of IXOS Software Aktiengesellschaft

On December 1, 2003, in accordance with Sections 29, 14 (2) and (3) of the German Securities Acquisition and Takeover Act (hereinafter, the "German Takeover Act"), 2016091 Ontario Inc. (hereinafter, the "Bidder") published the offer document (hereinafter, the "Offer Document") within the meaning of Section 11 of the German Takeover Act relating to the Bidder's voluntary public tender offer to the shareholders of IXOS Software Aktiengesellschaft, Grasbrunn, Munich (hereinafter, "IXOS" or the "Company" or "IXOS AG") for the acquisition of their non-par-value bearer shares in IXOS Software Aktiengesellschaft (ISIN DE 0005061501, WKN 506 150), each having a notional interest in the stated capital of EUR 1.00 and profit-sharing rights as from the fiscal year commencing July 1, 2003 (hereinafter, the "IXOS Share").

The Bidder submits an offer to all shareholders of IXOS AG (hereinafter individually referred to as "IXOS Shareholder" and collectively as "IXOS Shareholders") to acquire their non-par-value bearer shares in IXOS Software Aktiengesellschaft (ISIN DE 0005061501, WKN 506 150), each having a notional interest in the stated capital of EUR 1.00 and profit-sharing rights as from the fiscal year commencing July 1, 2003, for either (a) a purchase price of EUR 9.00 per IXOS Share (hereinafter, the "Cash Offer") or, as an alternative, (b) at the option of the individual IXOS Shareholder, in exchange for (i) 0.5220 common shares in Open Text (hereinafter, "Open Text Share") (ISIN CA6837151068, WKN 899
027), having profit-sharing rights as from the fiscal year commencing July 1, 2003 per IXOS Share (hereinafter, the "Offered Open Text Share") and (ii) 0.1484 options, with every whole option entitling the holder to acquire one Open Text Share at the exercise price of USD 20.75 per Open Text Share (hereinafter, the "Offered Open Text Option") (ISIN CA6837151142), (hereinafter, the "Alternative Offer"), per IXOS Share, in accordance with the terms of the Offer Document (hereinafter, the "Tender Offer" or the "Offer"). In accordance with the Offer, all IXOS Shareholders are entitled to choose between the Cash Offer and the Alternative Offer with regard to any or all IXOS Shares held by them. The effective date is the date on which the transfer of rights in and arising from the IXOS Shares tendered for sale or exchange becomes legally effective in accordance with the terms of the Offer (Section 8.2 of the Offer Document).

The Bidder submitted the Offer Document to the IXOS AG Management Board (hereinafter, the "Management Board") on December 1, 2003.

The Management Board and the Supervisory Board (hereinafter, the "Supervisory Board") submit the following joint reasoned opinion in accordance with Section 27 of the German Takeover Act regarding the Offer (hereinafter, "Reasoned Opinion").

I. General Information

1. INFORMATION CONCERNING THE OFFER


a) Background of the Offer

         Open Text and IXOS are both independent leading companies in different segments of the development and marketing of software for the administration of corporate information content (hereinafter "Enterprise Content Management" or "ECM"). Open Text and IXOS are convinced that combining the software offerings from Open Text and IXOS will allow the combined entity to address the full spectrum of ECM customer requirements, thereby offering the broadest product suite in the market.

         On October 21, 2003, the Bidder, Open Text, and IXOS entered into a business combination agreement (hereinafter, the "Business Combination Agreement"). As part of this Agreement, the Bidder undertook to submit a Tender Offer to IXOS Shareholders, offering them, at their option, to either sell or exchange their IXOS Shares in accordance with the terms outlined above. IXOS AG undertook to support such Tender Offer and to recommend its acceptance in its Reasoned Opinion to the extent that such support is permitted by law. Furthermore, the Bidder, Open Text, and IXOS stipulated in the Business Combination Agreement that they would cooperate trustfully when carrying out the Tender Offer.

         As part of the Business Combination Agreement and based on a resolution by the Management and Supervisory Boards, IXOS agreed to pay the Bidder a break-up fee (hereinafter, the "Break-Up Fee") in the form of a lump-sum payment of EUR 4.0 million in the event that (i) a competing third party extends a superior offer (in accordance with the definition below) after the Tender Offer submitted by the Bidder has been published, but prior to March 1, 2004, and (ii) such superior offer by a third party results in a change in control at IXOS (such a change of control results with the acquisition of more than 50% of the outstanding stock of IXOS AG). Superior offer means any proposal to acquire a controlling stake in IXOS or its assets, which the Company's Management Board and Supervisory Board - based upon the advice of outside legal counsel, as reflected in the minutes of the meetings of the Company's Management and Supervisory Boards - has determined in good faith to be superior to the Tender Offer. The Break-Up Fee is a flat amount deemed to compensate Open Text and the Bidder for all costs and disbursements incurred in the course of preparing and launching the Tender Offer. The amount of the flat fee was carefully considered by Open Text and IXOS not only in light of the actual fees and expenses incurred by the Bidder and Open Text but also, and more specifically, in light of the reputational damage that would be incurred by Open Text and potential adverse reaction of the capital markets. The agreement on a break-up fee was an indispensable requirement of Open Text for the implementation of the business combination and the making of the Offer.

         IXOS Shareholders General Atlantic Partners (Bermuda), L.P., GAP Co-Investment Partners II, L.P., GapStar, LLC, and GAPCO GmbH & Co KG, who together hold approximately 26% of all Shares and associated voting rights, irrevocably undertook vis-a-vis Open Text to accept the Offer in accordance with the terms of the Offer Document.


b) Material terms of the Offer; expiration date; conditions

         The Bidder submits an Offer to all IXOS Shareholders for the purchase of their IXOS Shares either (a) at a purchase price of EUR 9.00 per each IXOS Share or, as an alternative, (b), at the option of the individual IXOS Shareholder, in exchange for (i) 0.5220 Offered Open Text Shares and (ii) 0.1484 Offered Open Text Options per each IXOS Share, in each case in accordance with the terms of the Offer. Pursuant to the Offer, all IXOS Shareholders are entitled to choose between the Cash Offer and the Alternative Offer with regard to any or all IXOS Shares held by them.

         No fractional interests in Offered Open Text Shares or Offered Open Text Options will be issued. For further details, readers should refer to the Offer Document (Section 7.2.2, in particular); for the impact on the notional value of the Alternative Offer, see the note in Article III Section 2 subsection b) of this Reasoned Opinion.

         The Offer is contingent upon the fulfillment of the conditions described in Section 9 of the Offer Document.

         The deadline for acceptance of the Offer is 12:00 p.m. (local time Frankfurt am Main, Germany) on January 16, 2004.

         With regard to any further details (in particular the terms, acceptance periods, conditions of acceptance, and the financing of the Offer), we refer the shareholders to the Offer Document which contains the full text, of which the above elaborations are merely an excerpt that in no way purports to be exhaustive.


c) Publication of the Offer

         The Offer Document is published on the Internet at: http://www.2016091ontario.de. In addition, the Offer Document is available for all IXOS Shareholders, free of charge, from Commerzbank Aktiengesellschaft, ZGS-CMAD, DLZ 2, Mainzer Landstrasse 153, 60327 Frankfurt am Main, Fax: +49 69 136-44598 (hereinafter, "Commerzbank AG").

2.       INFORMATION ON THIS REASONED OPINION


a)   Legal basis of this Reasoned Opinion

         Pursuant to Section 27(1) sentence 1 of the German Takeover Act, the Management Board and the Supervisory Board of the target company are required to provide a reasoned opinion on any tender offer and any amendments thereto.


b) Submission of the Reasoned Opinion by the Management Board and the Supervisory Board

     The Reasoned Opinion is a joint Reasoned Opinion by the Management Board and the Supervisory Board of IXOS.


c)   Factual basis of this Reasoned Opinion

         All information, forecasts, estimates, valuations, forward-looking statements and expressions of intent contained in this Reasoned Opinion are based on the information available to the Management Board and the Supervisory Board on the date of the publication of this Reasoned Opinion or, as the case may be, reflect their estimates and/or intentions at that time. These may change after the date of publication of this Reasoned Opinion. Aside from the obligations which may be incumbent on them under German law, neither Management or Supervisory Board nor IXOS assume any responsibility to update this Reasoned Opinion.

         The information contained herein on the Bidder, its group companies as well as on persons acting in concert with the Bidder is based on publicly accessible information (unless expressly indicated otherwise). Any information on the intentions of the Bidder is based solely on information provided by the Bidder. The Management Board and the Supervisory Board stress that they are unable to verify, or to guarantee the implementation of, the intentions expressed by the Bidder.


d) Publication of the Reasoned Opinion and any reasoned opinions on any amendments to the Offer

         This Reasoned Opinion - as well as any reasoned opinions on any amendments to the Offer - will be published pursuant to Sections 27(3), 14(3) sentence 1 of the German Takeover Act on the Internet at http://www.ixos.de, and hard copies thereof may be obtained free of charge from IXOS (Investor Relations) (phone +49 89 4629-2400). This will be announced in the Borsen-Zeitung.

e) Self-reliance of IXOS Shareholders

         The Management Board and the Supervisory Board point out that the description of the Offer, as contained in this Reasoned Opinion, does not purport to be exhaustive and that, with regard to the contents and the implementation of the Offer, it is solely the provisions of the Offer Document that are authoritative. All IXOS Shareholders are solely responsible for ensuring that they have read and understood the Offer Document, and act accordingly.

II.      Bidder

         The Bidder is 2016091 Ontario Inc., a company incorporated in accordance with the laws of the Province of Ontario, Canada, with its registered offices at 185 Columbia Street West, Waterloo, Ontario N2L 5Z5, Canada.

         2016091 Ontario Inc. is a wholly owned subsidiary of Open Text Corporation (hereinafter, "Open Text"). As regards the party acting jointly with the Bidder, namely Open Text, and the group of companies controlled by Open Text (hereinafter, the "Open Text Group"), particular reference is made to the description contained in Section 3 of the Offer Document.

III. REASONED OPINION ON THE TYPE AND AMOUNT OF THE CONSIDERATION OFFERED

1.       TYPE OF CONSIDERATION

         The Offer provides for a Cash Offer and, as an alternative, an exchange for Offered Open Text Shares and Offered Open Text Options. Shareholders are urged to read and understand the notes under Article VI of this Reasoned Opinion (Effects on the shareholders) when making a decision on the acceptance or non-acceptance of the Offer or when selecting either the Cash Offer or the Alternative Offer.

2.       AMOUNT OF CONSIDERATION


a) Cash Offer

         To the extent that the Management Board and the Supervisory Board are in a position to verify this on the basis of the information available, the offer price of the Cash Offer complies with the provisions of
         Section 31 of the German Takeover Act in conjunction with Sections 4 et seq. of the Offer Regulation to the German Takeover Act (WpUG-AngebVO) (hereinafter, the "Offer Regulation") with regard to the statutory minimum prices:

aa) Stock exchange prices

         In relation to tender offers for shares admitted to trading on a domestic stock exchange, the consideration - pursuant to Section 5 of the Offer Regulation - must be at least equal to the weighted average stock market price for those shares during the three months preceding the announcement of the decision to submit the Offer. The weighted three-month average price of the IXOS Share calculated by the German Federal Financial Services Supervisory Authority (Bundesanstalt fur Finanzdienstleistungsaufsicht) (hereinafter, "BaFin") and published on BaFin's Internet page (Datenbanken & Statistiken - Datenbanken - Mindestpreise gema(beta) Wertpapiererwerbs- und Ubernahmegesetz) (hereinafter, the "Three-Month Average Price of the IXOS Share") was EUR 6.70 before the announcement of the Bidder's decision to submit the Tender Offer (October 20, 2003). Thus, the offer price tendered in connection with the Cash Offer, i.e., EUR 9.00 per IXOS Share, exceeds the Three-Month Average Price of the IXOS Share.

bb)      Previous acquisitions

         In addition, pursuant to Section 4 of the Offer Regulation, the minimum threshold for the consideration to be offered is the highest consideration granted or agreed during the three months preceding the publication of the Offer Document by the Bidder, any party acting jointly with the Bidder or any of their subsidiaries for the purchase of shares in the Company (hereinafter, "Previous Acquisition Price"). According to the information provided in the Offer Document, no securities transactions subject to a disclosure requirement pursuant to
         Section 2 No. 7 of the Offer Regulation were agreed or carried out; accordingly, the minimum price is not affected by any Previous Acquisition Price.

cc) Premium as compared to historical reference stock market prices

         The Management Board and the Supervisory Board believe that, when assessing the Cash Offer, it should be duly taken into consideration that the Cash Offer includes a substantial premium as compared to historical reference stock market prices:

         The Cash Offer represents a premium of 34% above the Three-Month Average Price of the IXOS Share, as determined by BaFin, before the announcement of the Bidder's decision to submit the Tender Offer. Moreover, the offered cash consideration in the amount of EUR 9.00 per each IXOS Share is 9% above the Xetra closing price of the IXOS Share of EUR 8.25 (price as of 10/20/2003) one day before the announcement of the Bidder's decision to submit the Tender Offer; 46% above the Xetra closing price of the IXOS Share of EUR 6.15 (price as of 9/19/2003) one month before the announcement of the Bidder's decision to submit the Tender Offer; 81% above the Xetra closing price of the IXOS Share of EUR 4.96 (price as of 7/21/2003) three months before the announcement of the Bidder's decision to submit the Tender Offer; 97% above the Xetra closing price of the IXOS Share of EUR 4.55 (price as of 4/17/2003) six months before the announcement of the Bidder's decision to submit the Tender Offer; and 74% above the Xetra closing price of the IXOS Share of EUR 5.17 (price as of 1/21/2003) nine months before the announcement of the Bidder's decision to submit the Tender Offer.

         Note: At present (as of December 1, 2003), the stock exchange price of the IXOS Share on the Frankfurt Stock Exchange is above the offer price of EUR 9.00 (the Xetra closing price of the IXOS Share was EUR 9,29 as of December 1, 2003). The Management Board and the Supervisory Board stress that it is also possible to sell the IXOS Shares via the stock exchange. However, this generally attracts costs or fees. When accepting the Cash Offer via a custodian bank in Germany, no costs or fees will be charged to the IXOS Shareholders in connection with this Offer. However, all fees charged by custodian banks outside Germany shall be borne in full by the individual IXOS Shareholders (please refer to Section 8.3.1 of the Offer Document).


b) Alternative Offer

         The Alternative Offer does not meet the requirements as to the type of consideration prescribed by Section 31(2) of the German Takeover Act. However, it is admissible as alternative voluntary consideration. The Alternative Offer is extended to provide those IXOS Shareholders who wish to participate in the development of IXOS and Open Text and in the business activities of both companies, with an alternative to cash consideration.

aa) Premium on the weighted average price of the IXOS Share calculated in accordance with Section 5(1) of the Offer Regulation

         If the mandatory provisions concerning consideration pursuant to
         Section 31(1) and (7) of the German Takeover Act in conjunction with
         Section 5 of the Offer Regulation were applicable, the Bidder would also be required, with regard to the Alternative Offer, to offer consideration, entailing a value which is at least equal to the Three-Month Average Price of the IXOS Share of EUR 6.70.

         Using the average weighted price of the Open Text Share during the three-month period before the decision to submit the Tender Offer in order to determine the notional value of the Offered Open Text Shares, a notional value of EUR 7.92 is derived for each Offered Open Text Share tendered for each IXOS Share, based on an exchange ratio of
         0.5220 Open Text Shares per each IXOS Share. Using such notional value of each Offered Open Text Share and the notional value of the Offered Open Text Option (as indicated by the so-called Black-Scholes option pricing model) together with the exchange ratio of 0.1484 Open Text Options per each IXOS Share as the basis, a notional value of EUR 0.42 of the Offered Open Text Options per each IXOS Share is derived. With regard to the details of the computation (in particular, the determination of the price of the Open Text Share, the calculation of the trading volume of the Open Text Share, the conversion to euro, the underlying assumptions of the Black-Scholes Model), reference is made to Section 7.2.3 of the Offer Document.

         The notional value of the Alternative Offer of EUR 8.34 so derived exceeds the weighted Three-Month Average Price of the IXOS Share before the announcement of the Bidder's decision to submit the Tender Offer calculated by BaFin and published on BaFin's Internet page (Datenbanken & Statistiken - Datenbanken - Mindestpreise gema(beta) Wertpapiererwerbs- und Ubernahmegesetz), namely EUR 6.70.

         The valuation of the Offered Open Text Options allows for a broad scope, in particular with regard to the selection of underlying assumptions. Even if no notional value were assigned to the Offered Open Text Options, the notional value of the remaining consideration in the form of Offered Open Text Shares would at present (December 1, 2003) exceed the Three-Month Average Price of the IXOS Share before the announcement of the Bidder's decision to submit the Tender Offer, namely EUR 6.70.

         Note: At the time of IXOS AG's ad-hoc disclosure issued on October 21, 2003 ("Business Combination Agreement": Open Text Corp. preparing takeover bid to IXOS shareholders), the value of the Alternative Offer amounted to approximately EUR 10.09 per IXOS Share, based on the NASDAQ closing price and the euro/US dollar exchange rate on October 21, 2003. Thus, the notional value of the Alternative Offer of EUR 8.34 calculated on the basis of the above values is below the value of EUR
         10.09 stated in the ad-hoc disclosure. Both the Management Board and the Supervisory Board stress that the notional value of the Alternative Offer may increase or decrease due to fluctuations in the Open Text Share price, and in exchange rates.

bb) Premium as compared to historical reference stock market prices

         The Management Board and the Supervisory Board are of the opinion that when assessing the Alternative Offer, it should duly be taken into consideration that the Alternative Offer incorporates a substantial premium as compared to historical reference stock market prices. Using the amount of EUR 8.34 (based on the notional value of the Offered Open Text Shares of EUR 7.92 tendered per IXOS Share and a notional value of the Offered Open Text Options of EUR 0.42 tendered per IXOS Share) as the notional value of the Alternative Offer, the following result is derived:

         Based on the notional value of the Alternative Offer of EUR 8.34, the Alternative Offer represents a premium of 24% above the Three-Month Average Price of the IXOS Share, as determined by BaFin, before the announcement of the decision to submit the Tender Offer. Moreover, the underlying notional value of the Alternative Offer in the amount of EUR
         8.34 per IXOS Share is 1% above the Xetra closing price of the IXOS Share of EUR 8.25 (price as of 10/20/2003) one day before the announcement of the Bidder's decision to submit the Tender Offer; 36% above the Xetra closing price of the IXOS Share of EUR 6.15 (price as of 9/19/2003) one month before the announcement of the Bidder's decision to submit the Tender Offer; 68% above the Xetra closing price of the IXOS Share of EUR 4.96 (price as of 7/21/2003) three months before the announcement of the Bidder's decision to submit the Tender Offer; 83% above the Xetra closing price of the IXOS Share of EUR 4.55 (price as of 4/17/2003) six months before the announcement of the Bidder's decision to submit the Tender Offer; and 61% above the Xetra closing price of the IXOS Share of EUR 5.17 (price as of 1/21/2003) nine months before the announcement of the Bidder's decision to submit the Tender Offer.

         Note: The computations outlined under subsections aa) and bb) above do not take into consideration that fractional interests in Offered Open Text Shares or Offered Open Text Options will not be issued and that those IXOS Shareholders who opt for the Alternative Offer will not be entitled to a cash payment or any other form of consideration with regard to fractional interests in Offered Open Text Shares or Offered Open Text Options. Taking into account fractional interests, the above value of the Alternative Offer attributable to any given IXOS Shareholder may therefore be reduced, depending on the extent to which fractional interests are acquired.

3.       FAIRNESS OPINION

         Prior to executing the Business Combination Agreement, the Management Board commissioned the investment bank Rothschild GmbH, Frankfurt/Main, to evaluate the IXOS Shares at the time of the announcement of Open Text's decision to submit the Tender Offer, and to provide a Fairness Opinion as to the Bidder's Offer to the IXOS Shareholders. For this purpose, Rothschild GmbH has applied various standard valuation methods. The methods utilized by an investment bank in connection with the preparation of such a Fairness Opinion differ from the methods used by the accounting profession when carrying out a business valuation. Specifically, they do not comply with the principles for the performance of business valuations articulated in Standard IDW S 1 by the Institute of Chartered Accountants (Institut der Wirtschaftsprufer) in Germany. The Fairness Opinion prepared by Rothschild GmbH concluded that the announced Tender Offer is reasonable (angemessen) and fair, taking into consideration all the relevant facts and circumstances from a valuation point of view.

4.       OVERALL ASSESSMENT

         In the light of the foregoing as well as the overall circumstances, the Management Board and the Supervisory Board of IXOS AG deem the consideration offered by the Bidder in the form of a Cash Offer and an Alternative Offer reasonable. However, the Management Board and the Supervisory Board do not provide an assessment as to whether, when determining compensation under the circumstances described in Section 31(5) sentence 2 of the German Takeover Act (e.g., conclusion of a controlling agreement, integration, transformation or squeeze-out), higher or lower amounts than the consideration offered by the Bidder for the IXOS Shares may be obtainable.

IV.      OBJECTIVES PURSUED BY THE BIDDER AND EFFECTS ON IXOS AG

         The Business Combination Agreement stipulates that, after completion of the combination of Open Text and IXOS, two business divisions will be created. The North-American business division, with its operative headquarters in Chicago, will be globally responsible for collaboration and knowledge management software (hereinafter, "Collaboration and Knowledge Management Software"), as well as for the entire North American business. Content management and archiving, as well as the entire European business, will be managed from Munich, Germany under the direction of Robert Hoog (until now, Chairman of the IXOS Management Board).

         The Management Board and the Supervisory Board believe that the combination of Open Text and IXOS will have a substantially positive impact. The clients of both companies will benefit from a comprehensive range of new technologies. IXOS clients will be able to use Open Text's proven Collaboration and Knowledge Management Software, while Open Text clients will have access to IXOS solutions for content management and archiving. The joint solutions suite covers the entire information management spectrum of large corporations: joint creation of content, cross-division and cross-company dissemination, distribution within an enterprise, and reliable, legally secure long-term archiving. In addition, these solutions can be seamlessly integrated into all major applications and business processes: enterprise resource management, customer relationship management, and e-mail systems. The control of such processes is gaining in importance for exchange-listed companies, since laws and other regulations require complete traceability (compliance).

         The Bidder intends to be represented in the IXOS Supervisory Board, as appropriate, once the Tender Offer has been successfully carried out.

         The intentions and objectives pursued by 2016091 Ontario Inc. and Open Text by way of the Offer are disclosed in the Offer Document, comply with the requirements set forth in the Business Combination Agreement, and are supported by the Management Board and the Supervisory Board of IXOS AG.

V.       EFFECT OF THE OFFER ON EMPLOYEES AND THEIR REPRESENTATIVE BODIES

         The existing employment contracts will remain unaffected by the completion of the Offer. Employment conditions will continue with the same employer (no transfer of business). The provisions of the existing employment contracts will remain unchanged.

         In the Offer Document, the Bidder pointed out that it does not, at present, intend to close down or relocate any branches or operations. To the knowledge of IXOS AG and according to the information provided by the Bidder in the Offer Document, the Bidder will endeavor to increase the level of productivity within IXOS and its subsidiaries by generating synergies within a joint organization. For its part, IXOS will examine whether such measures are in the best interest of the Company. It can therefore not be ruled out that, where in the best interest of IXOS AG, changes in staffing levels will be implemented within the restrictions set forth by law.

         The representation of employees on the Supervisory Board, constituted in accordance with the German Employees' Representation Act of 1952 (Betriebsverfassungsgesetz 1952), will remain unaffected by the completion of the Offer.

         Those stock options issued by IXOS that are currently exercisable may be exercised. IXOS Shareholders who obtain shares as the result of having exercised stock options will have the opportunity to tender
         (also) these shares for sale (Cash Offer) or for exchange (Alternative Offer). With respect to all other stock options validly issued under the Company's stock option schemes, Open Text undertook - vis-a-vis IXOS - to offer any holders of such stock options, at Open Text's choice, either an appropriate amount of replacement stock options in Open Text or reasonable cash compensation.

VI.      EFFECTS ON SHAREHOLDERS

         The following information is to assist IXOS Shareholders in assessing the consequences of acceptance or non-acceptance of the Offer. The information set out below does not purport to be exhaustive. All IXOS Shareholders must rely on their own judgment in evaluating the implications of acceptance or non-acceptance of the Offer; this also applies to the issue of choosing between the Cash Offer and the Alternative Offer. The Management Board and the Supervisory Board recommend that IXOS Shareholders obtain professional advice in this regard.

         Further, the Management Board and the Supervisory Board stress that they do not and cannot provide any assessment as to whether or not IXOS Shareholders will suffer any tax disadvantages (in particular with regard to incurring capital gains tax) or lose tax benefits as a result of the acceptance or non-acceptance of the Offer or the selection of either the Cash Offer or the Alternative Offer. The Management Board and the Supervisory Board recommend that the relevant shareholders, prior to making a decision on the acceptance or non-acceptance of the Offer or to selecting either the Cash Offer or the Alternative Offer, obtain professional tax advice as to their individual tax position.

1.       POSSIBLE ADVERSE EFFECTS IN THE EVENT THAT THE OFFER IS ACCEPTED

         Those IXOS Shareholders who accept the Offer will, in the event that the Offer is implemented, lose their membership and financial rights in IXOS AG following the transfer of the shares to the Bidder.

         Above all, this means the following:

o IXOS Shareholders who have accepted the Offer for their shares will participate for the last time in the net retained profit (Bilanzgewinn) of IXOS AG for the fiscal year ended June 30, 2003. The right to receive dividends as from July 1, 2003 is due to the Bidder.

o The implementation of the Offer and the payment of the consideration offered are subject to the fulfillment of the condition precedent to which the Offer is subject (cf. Section 9 of the Offer Document). The possibility also exists that such condition precedent can no longer be fulfilled (Bedingungsausfall), which would result in the Offer not being implemented.

o According to the intention expressed by the Bidder in the Offer Document, the IXOS Shares tendered for sale or exchange in connection with the Offer will, in principle, continue to be tradable on the Frankfurt Stock Exchange. The Management Board, however, points out the following restrictions:

- It is intended to trade the IXOS Shares tendered for sale or exchange on the Frankfurt Stock Exchange only during the period from December 3, 2003 to January 12, 2004.

- There is no intention to permit subsequent trading on the Frankfurt Stock Exchange in any IXOS Shares which are tendered for sale or exchange, i.e., during the additional acceptance period pursuant to Section 16(2) of the German Takeover Act.

- Market liquidity of the IXOS Shares tendered for sale or exchange may be low (at least temporarily). This may prevent or delay the execution of sell or buy orders or have a negative effect on share price levels. In addition, those persons purchasing shares tendered for sale or exchange assume all rights and obligations arising from the previous acceptance of the Offer. This may lead to a decrease in the demand for, and/or the price of, the IXOS Shares, tendered for sale or exchange, during stock exchange trading.

o Unrestricted rescission from the acceptance of the Offer is not possible before the time period set for acceptance has expired.

o In the event that the Bidder, any parties acting in concert with the Bidder, or their subsidiaries, within one year of the publication of the number of voting rights due to them after the expiration of the acceptance period (Section 23(1) sentence 1 No. 2 of the German Takeover Act), acquire IXOS Shares outside the stock exchange and consideration is granted therefor or agreed to which, in terms of value, is higher than the consideration offered in connection with the Offer, then the Bidder shall be obliged to pay those shareholders having accepted the Offer a consideration in euros in the amount of the difference (hereinafter, the "Subsequent Improvement"). However, after the expiration of such additional acquisition period of one year after the publication pursuant to Section 23(1) sentence 1 No. 2 of the German Takeover Act, those IXOS Shareholders having accepted the Offer will no longer have a claim as to any such Subsequent Consideration.

o Those IXOS Shareholders who accept the Offer will generally not participate in compensation of any kind, which may be payable by law (or due to the interpretation of the law prescribed by case law) in the event of certain restructuring measures implemented after the Offer has been carried out (in particular the conclusion of an inter-company agreement, a squeeze-out, transformation, integration or delisting). Such compensation must be determined in accordance with the total value of the relevant company and is subject to review by the court in special judicial proceedings (Spruchverfahren), based on the relevant company's financial condition and results of operations at the future point in time which, depending on the type of the restructuring measure, may be determined by law. It is conceivable that any such compensation will have a higher value than the consideration offered by the Bidder.

2. POSSIBLE ADVERSE EFFECTS IN THE EVENT THAT THE OFFER IS NOT ACCEPTED

         Those IXOS Shareholders, who do not accept the Offer, will remain shareholders of IXOS AG. They should, however, take the following into account:

o Those IXOS Shares in respect of which the Offer was not accepted may initially continue to be traded on the stock exchange. However, it cannot be excluded that after the successful completion of the Offer, the supply of, and demand for, IXOS Shares may be lower than today and, therefore, the market liquidity of the shares may decrease. This may prevent or delay the execution of sell or buy orders. Furthermore, the possible limited liquidity of the IXOS Shares may result in substantially higher share price volatility than in the past.

o Where, due to a lower market liquidity of the IXOS Shares, orderly exchange trading is no longer ensured, the exchange listing of the Shares may be revoked. Upon completion of the Offer, such delisting may also be actively promoted by the Bidder (or its legal successor, if any) under certain circumstances. Another possible scenario is that, after completion of the Offer, the IXOS Shares may be delisted from German stock exchanges and thereafter only traded in the Regulated or OTC market segments.

o Should the IXOS Shares be delisted or traded in a different stock exchange segment, this may significantly restrict the opportunities for selling IXOS Shares or adversely affect the stock exchange price of IXOS Shares.

o At present, the IXOS Shares are included in the TecDAX index. This means that investment funds investing in TecDAX shares (so-called index-tracking funds) hold IXOS Shares in order to track the performance of the TecDAX in line with market conditions. Once the Offer has been implemented, it is possible that the IXOS Shares will no longer be included in the TecDAX if a sufficiently high number of IXOS Shareholders accept the Offer. In this case it is likely that those index-tracking funds still holding IXOS Shares after completion of the Offer would soon thereafter sell their IXOS Shares on the stock exchange. This may result in an excess supply of IXOS Shares in a market that may be illiquid after completion of the Offer. This could adversely affect the stock exchange price of IXOS Shares.

o The current price of the IXOS Share may reflect the fact that on October 21, 2003 the Bidder publicly announced its decision to submit an Offer. It is uncertain whether or not the price of the IXOS Shares will remain at the current level after the expiration of the acceptance period.

o After completion of the Offer, the Bidder (or its legal successor, if any) may hold the required qualified majority of shares carrying voting rights in order to enforce - with certain restrictions - significant restructuring measures under corporate law at the General Meeting of IXOS AG, such as amendments to its Articles of Association, capital increases, transformation (in particular mergers and changes of legal form), approval of profit transfer and controlling agreements, and the dissolution (including the so-called transferring dissolution) or transfer of material business units. The same applies to the decision of delisting.

o Where the Bidder (or its legal successor, if any) holds, in connection with this Offer or at a later time, an interest of at least 95% in the stated capital of IXOS AG, it may request that the General Meeting of IXOS AG resolve, pursuant to Sections 327a et seq. of the German Stock Corporation Act (Aktiengesetz), upon the transfer of shares held by minority shareholders to the Bidder as the principal shareholder in return for an appropriate cash compensation (squeeze-out).

o To the extent that, in connection with restructuring measures under corporate law (depending on the type of measure), a compensation or exchange offer would have to be submitted to the IXOS Shareholders by operation of law on the basis of a company valuation of IXOS AG, this must be based on the Company's financial condition and results of operations at the future point in time which, depending on the type of the restructuring measure, is determined by law. Any such compensation or exchange offer is subject to review by the court in special judicial proceedings (Spruchverfahren). The value of a compensation and/or exchange offer in connection with the relevant restructuring measure may correspond to the price offered by the Bidder in the Offer Document but it may also be above or below that price.

o With regard to a number of measures that may be implemented or enforced by the Bidder (or its legal successor, if any) by virtue of its controlling position vis-a-vis IXOS AG, there is no mandatory requirement that compensation of whatever kind must be offered to IXOS Shareholders. Nevertheless, it cannot be ruled out that these measures may adversely affect the share price and/or the value of the IXOS Shares calculated on the basis of the company value.

o        In general, the future performance of IXOS Shares cannot be predicted.
         It is subject to all external factors comprising the overall economic environment and dependent on the future development of IXOS's business.

3.       SPECIAL NOTES REGARDING THE ALTERNATIVE OFFER

         The Alternative Offer is intended to provide those IXOS Shareholders, who wish to participate in the development of IXOS and Open Text and in the business activities of both companies, with an alternative to cash consideration. The Management Board and the Supervisory Board welcome the fact that the Bidder has provided IXOS Shareholders with two options to choose from.

         Both the Management Board and the Supervisory Board stress that the information regarding in particular Open Text, Offered Open Text Shares, and Offered Open Text Options, should be taken into consideration when making a decision on the acceptance of the Alternative Offer. In this regard, specific reference is made to the
         Section 7.2.4 and Appendices 1 through 4 of the Offer Document.

         In this context, the Management Board and the Supervisory Board would like to refer specifically to the following Articles in Appendix 1 of the Offer Document:

          -    Rights in connection with Offered Open Text Shares (Article III);

          - Offered Open Text Options (Article IV), in particular the Risk Warnings (Article IV Section 11);

          -    Investment Considerations (Article VII);

         -        Financial Information (Article VIII);

         -        Taxation (Article IX).

         In addition, Management Board and Supervisory Board point out the following:

         No fractional interests in Offered Open Text Shares or Offered Open Text Options will be issued pursuant to the Offer. For further details, readers should refer to the Offer Document (Section 7.2.2); for the impact on the notional value of the Alternative Offer, see the note in
         Article III Section 2 subsection b) of this Reasoned Opinion.

         According to the information contained in the Offer Document, the Bidder does not intend to have the Offered Open Text Options admitted to trading on an exchange. The Bidder believes that this may result in a situation where the investor may in all likelihood encounter difficulties when trying to sell the Offered Open Text Options acquired, or may even be unable to sell such Options at all, due to the lack of prospective purchasers (cf. Risk Warnings regarding the Offered Open Text Options in Section 7.2.4.3 of the Offer Document and Article IV Section 11 of Appendix 1 to the Offer Document).

VII. INTERESTS OF THE MEMBERS OF THE MANAGEMENT BOARD AND THE SUPERVISORY BOARD

         No cash benefits or non-cash benefits have been granted or promised to the members of the Management Board or the Supervisory Board by the Bidder or any parties acting jointly with it in connection with the Offer.

VIII. INTENTION OF THE MEMBERS OF THE MANAGEMENT BOARD AND THE SUPERVISORY BOARD TO ACCEPT THE OFFER

         The members of the Management Board and the Supervisory Board intend to accept the Tender Offer with regard to any IXOS Shares held by them. They also intend to accept the Offer with regard to any IXOS Shares which they may obtain only in connection with the exercise of exercisable stock options of IXOS AG prior to the end of the additional time period set for acceptance.

         A number of companies managed by General Atlantic Partners, LLC, irrevocably undertook vis-a-vis Open Text to accept the Offer in relation to approximately 26% of the IXOS Shares and associated voting rights (also see the explanations under Article I Section 1 subsection a) of this Reasoned Opinion). The Chairman of the IXOS AG Supervisory Board, Dr. Klaus Esser, is a partner at General Atlantic Partners, LLC, and therefore holds an indirect interest in IXOS AG.

IX.      RECOMMENDATION

         In the light of the foregoing as well as the overall circumstances, the Management Board and the Supervisory Board recommend that the holders of IXOS Shares accept the Offer extended by 2016091 Ontario Inc. However, the Management Board and the Supervisory Board do not provide any recommendation as to whether shareholders should opt for the Cash Offer or the Alternative Offer.

Grasbrunn, Munich, December 2, 2003



                        IXOS Software Aktiengesellschaft

                     Management Board and Supervisory Board

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

         Date: December 2, 2003



                                      IXOS SOFWARE AKTIENGESELLSCHAFT


                                      By_____________________________
                                            Robert Hoog
                                            Chief Executive Officer


                                       and


                                     By_____________________________
                                           Peter Rau
                                           Chief Financial Officer